UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CardioVascular BioTherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141647101

(CUSIP Number)

Vincent J. Roth, General Counsel

CardioVascular BioTherapeutics, Inc.

1700 West Horizon Ridge Parkway, Suite 100

Henderson, Nevada 89012

949-823-1028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel C. Montano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 39,380,000 8. Shared Voting Power 9. Sole Dispositive Power 30,630,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,380,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 34.5%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alexander G. Montano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,080,000 8. Shared Voting Power 9. Sole Dispositive Power 6,080,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Stegmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,000,000 8. Shared Voting Power 9. Sole Dispositive Power 30,000,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 26.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wolfgang Priemer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 15,000,000 8. Shared Voting Power 9. Sole Dispositive Power 15,000,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joong Ki Baik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,616,630* 8. Shared Voting Power 9. Sole Dispositive Power 10,366,630* 10. Shared Dispositive Power 933,330*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,366,630*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) HC, IN

*	Joong Ki Baik and his wife are joint owners of Alhambra, Inc., which holds an immediately exercisable warrant to purchase 933,330 shares of common stock at $0.40 per share. Mr. Baik and his wife have joint voting and investment control over the shares subject to the warrant Alhambra, Inc. owns. These shares are included in Mr. Baik’s holdings.

CUSIP No. 141647101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Grant Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,585,000** 8. Shared Voting Power 9. Sole Dispositive Power 8,585,000** 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,585,000**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) HC, IN

**	Included in Mr. Gordon’s holdings are 350,000 shares of common stock immediately available upon exercise of 3,500 shares of convertible preferred stock, 60,000 shares of common stock immediately available upon exercise of convertible notes at $2.00 per share and 25,000 shares of common stock immediately available upon exercise of convertible notes at $4.00 per share.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of CardioVascular BioTherapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”). The address of the principal executive office of the Issuer is 1700 West Horizon Ridge Parkway, Suite 100, Henderson, Nevada 89012.

Item 2. Identity and Background

This statement is filed by Daniel C. Montano, Thomas Stegmann, Wolfgang Priemer, Alexander G. Montano, Joong Ki Baik and Grant Gordon who together comprise the “Control Group.” Each is a significant shareholder of the issuer. Each currently serves as a director to the Issuer. For purposes of this filing, the Control Group uses the address for the principle office of the Issuer, at 1700 West Horizon Ridge Parkway, Suite 100, Henderson, Nevada 89012.

No member of the Control Group has, during the last five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The members of the Control Group acquired the shares of the Common Stock through various stock purchase transactions, exercise of convertible preferred stock, and as compensation for services rendered to the Company.

During 1998, the Company issued 93,050,000 shares and committed to issue an additional 6,700,000 shares of its common stock at $0.001 per share to its founders, which included Daniel C. Montano, Alexander G. Montano, Thomas Stegmann, M.D., Wolfgang Priemer, Ph.D., and Joong Ki Baik. During 1999, the Company issued 4,580,000 shares of its committed common stock at $0.001 per share to its founders. During 2000, the Company issued 2,120,000 shares of its committed common stock at $0.001 per share to its founders. Alexander G. Montano paid the par value for all of the founders’ shares with personal funds.

On December 15, 2000, the Company entered into an agreement with Korea Biotechnology Development Co., Ltd. (“KBDC”) to commercialize its future products. The Company transferred to KBDC the rights to manufacture and sell our products for 99 years in all of Korea, China, and Taiwan and in exchange, KBDC arranged for Cardio Korea, Ltd. to purchase of 8,750,000 shares of Common Stock for $3,602,000.

Anglo-Scotia Holdings Ltd. acquired 5,000,000 shares of Common Stock of the Issuer. Bio Science Ventures #3 acquired 150,000 shares. Trika, Ltd. acquired 3,000,000 shares. Mr. Gordon has voting and investment control over all of these shares. Through these entities, Mr. Gordon purchased 5,000 shares of convertible preferred stock for $50,000, 1,500 shares of which were converted into Common Stock and are included in the aforementioned holdings. Mr. Gordon’s holdings also include 350,000 shares on Common Stock immediately available upon exercise of the remaining 3,500 shares of convertible preferred stock at $0.10 per share. Through GHL Financial Services, Inc., which holds various convertible promissory notes with the Company, Mr. Gordon holds an additional 60,000 shares of Common Stock immediately available upon exercise of convertible promissory notes at $2.00 per share and 25,000 shares immediately available upon exercise of convertible promissory notes at $4.00 per share.

Item 4. Purpose of Transaction

The members of the Control Group entered into a Controlling Stockholders Agreement on August 30, 2004, agreeing to vote their shares together. The Control Group intends to continue to hold, in the aggregate, a significant majority of the voting power of the shares, which comprises 87.2% of the outstanding shares of Common Stock of the Issuer. The Control Group and its designees intend to continue to comprise a majority of the Board of Directors of the Issuer. A true and correct copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

Daniel C. Montano’s holdings include 630,000 shares owned by Qure Biopharmaceuticals, Inc. (“Qure”). Mr. Montano owns 63.7% of Qure and has sole voting and investment power. His holdings also include 30,000,000 shares owned by Vizier Investment Capital. Mr. Montano and Mr. Montano’s first wife, Victoria G. Montano, each own 50% of Vizier Investment Capital. Mr. Montano has sole voting and investing power over these shares. By agreement Mr. Montano has voting but not investment control, over 8,750,000 shares owned by Cardio Korea Co. Ltd. This voting control will revert to Joong Ki Baik on March 18, 2005, at which point Mr. Montano will no longer have Beneficial Ownership of these shares.

Alexander G. Montano controls C. K. Cooper & Co., Inc. which owns 4,000,000 shares of Common Stock of the Issuer, Paladin Capital Management, which owns 1,500,000 shares, C.K. Capital International, which owns 100,000 shares, and C & K Capital Corporation, which owns 480,000 shares. Mr. Montano has voting and investment control over all of these shares.

Thomas Stegmann, M.D. owns 30,000,000 shares of Common Stock of the Issuer. He possesses voting and investment control over these shares.

Wolfgang Priemer, Ph.D. owns 15,000,000 shares of Common Stock of the Issuer. He possesses voting and investment control over these shares.

Joong Ki Baik owns 100,000 shares of Common Stock of the Issuer in his own name and has voting and investment control over these shares. Joong Ki Baik and his wife jointly own Alhambra, Inc., which owns 583,300 shares and an immediately exercisable warrant to purchase 933,330 shares of common stock at $0.40 per share.

Mr. Baik and his wife have joint voting and investment control over the shares owned by Alhambra, Inc. Cardio Korea, Ltd. owns 8,750,000 shares of Common Stock of the Issuer and Mr. Baik has investment control over these shares, and, as mentioned, will also gain voting control as of March 18, 2005.

Grant Gordon has voting and investment control over 5,000,000 shares owned by Anglo-Scotia Holdings Ltd., 150,000 shares of Common Stock of the Issuer held by Bio Science Ventures #3, and 3,000,000 shares held by Trika, Ltd., all of which are included in his Beneficial Ownership. Mr. Gordon’s holdings also include 350,000 shares on Common Stock immediately available upon exercise of 3,500 shares of convertible preferred stock at $0.10 per share, 60,000 shares immediately available upon exercise of convertible promissory notes at $2.00 per share and 25,000 shares immediately available upon exercise of convertible promissory notes at $4.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Controlling Stockholder Agreement, attached hereto as Exhibit 99.1, under which the Control Group agreed to vote its shares together.

Item 7. Material to Be Filed as Exhibits

The following documents are filed herewith and are incorporated herein by this reference:

Exhibit

99.1 Controlling Stockholders Agreement

99.2 Powers of Attorney signed by Daniel C. Montano, Thomas Stegmann, Wolfgang Priemer, Joong Ki Baik and Grant Gordon

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 22, 2005

Signature	/s/ Vincent J. Roth
Name/Title	Vincent J. Roth, General Counsel

The undersigned hereby agree that the statements on Schedule 13D dated February 22, 2005 with respect to the shares of Common Stock of CardioVascular BioTherapeutics, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Signature	Date

Daniel C. Montano*	February 22, 2005
Daniel C. Montano

/s/ Alexander G. Montano	February 22, 2005
Alexander G. Montano

Thomas Stegmann, M.D.*	February 22, 2005
Thomas Stegmann, M.D.

Wolfgang Priemer, Ph.D.*	February 22, 2005
Wolfgang Priemer, Ph.D

Joong Ki Baik*	February 22, 2005
Joon Ki Baik

Grant Gordon* Grant Gordon	February 22, 2005

/s/ Vincent J. Roth	as Attorney-in-Fact pursuant to Power of Attorney
* By Vincent J. Roth February 22, 2005